Exemption No. 82-01747

恒生銀行
HANG SENG BANK

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RECEIVED
2008 SEP -9 P 1:41

Our Ref: HOS LGA 080404

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
U S A
Mailstop: Room 3628

8 September 2008

08004813

SUPPL

Dear Sirs

HANG SENG BANK LIMITED (EXEMPTION NO. 82-01747)

On behalf of Hang Seng Bank Limited (the "Bank"), a company incorporated in Hong Kong, I am furnishing herewith the below listed document pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Description of Document	Date
Copy of a Form 3B (Director's/Chief Executive's Notice – Interests in Shares of Associated Corporation) submitted to The Stock Exchange of Hong Kong Limited as required by the Securities and Futures Ordinance	2 September 2008

PROCESSED
SEP 12 2008
THOMSON REUTERS

Yours faithfully

C C Li
Company Secretary

Encl

9/10

恒生銀行有限公司 Hang Seng Bank Limited
香港中環德輔道中83號 83 Des Voeux Road Central Hong Kong
電話 Tel (852) 2198 1111 圖文傳真 Fax (852) 2868 4047
電傳 Telex 73311 HASEB HX 網址 Website www.hangseng.com

FORM 3 B

COPY

RECEIVED
2008 SEP -9 P 1:41

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE – INTERESTS IN SHARES OF ASSOCIATED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of:

(i) Acquiring an interest in shares or a short position in shares of an associated corporation of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 22 and 29 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3B.

1. Name of listed corporation Hang Seng Bank Limited	**2. Stock code** 11

3. Name of associated corporation of listed corporation HSBC Holdings plc	**7. Number of issued shares in class** 12,052,052,026	
4. Registered office 8 Canada Square, London E14 5HQ, England	**8. Business registration number** 13937424-000	
5. Principal place of business 8 Canada Square, London E14 5HQ, England	**9. Place of incorporation** United Kingdom	Certificate of Incorporation No. 617987
6. Class of shares in which interested Ordinary shares of US$0.50 each	**10. Exchange on which listed** Hong Kong and London	

11. Name of Director (English) as printed on HKID/~~Passport~~ POON (Surname)	Chung Yin, Joseph (Other names)	**14. Name of Director (Chinese)** 潘仲賢
12. HKID/~~Passport~~ No. D095172(3)	**Country of issue of Passport** N/A	**15. Chinese Character Code** 3382 0112 6343
13. Address of Director 83 Des Voeux Road Central, Hong Kong		**16. Daytime tel. No.** 2198 5693
		17. e-mail address

18. Date of relevant event

02	09	2008
(day)	(month)	(year)

19. Date when director became aware of the relevant event/interest in the shares (if later)

(day)	(month)	(year)

20. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	142	201		10,000	HKD	N/A	123.50	N/A	N/A
Short position									

21. Total shares in associated corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	155,248	0.00%
Short position		

22. Total shares in associated corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	145,248	0.00%
Short position		

23. Capacity in which interests disclosed in Box 22 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
N/A		

24. Further information in respect of derivative interests in associated corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration – if derivatives granted by associated corporation						Number of shares
		Begins	Ends	Currency	Price for grant	Currency	Exercise price	Currency	Price on assignment	
Long position(s)	N/A									
Short position(s)	N/A									

25. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
N/A			

26. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
N/A						

27. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position
N/A			

28. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
N/A				

29. Date of filing this Form 3B

02	09	2008
(day)	(month)	(year)

30. Number of continuation sheets Nil

31. Number of attachments Nil

END